ICOA, Inc.
                                111 Airport Road
                           Warwick, Rhode Island 02889







April 20, 2007


VIA TELEFAX AND REGULAR MAIL

Kyle Moffat, Accountant Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 3720
100 F. St., N.E.
Washington, D.C. 20549

Re:      ICOA, Inc.
         Form 10-KSB for Fiscal Year Ended December 31, 2005
         Filed April 4, 2005

         Form 10-QSB for Fiscal Quarter Ended June 30, 2006
         File No. 0-32513


Dear Mr. Moffat:

         At the request of the Securities and Exchange Commission we are providing this letter in response to certain comments made in the Commission's letter dated March 12, 2007 in response to our supplemental response letter of March 1, 2007 addressing comments made in the Commission's letter dated November 3, 2006 regarding Form 10-KSB for Fiscal Year Ended December 31, 2005 filed on April 4, 2006 and Form 10-QSB for Fiscal Quarter Ended June 30, 2006 File No. 0-32513. We are providing the following letter containing our responses.


FORM 10-KSB for the Fiscal Year ended December 31, 2005

Liquidity and Capital Resources, page 40

COMMENT                    1: We note that your response to our prior comment 1.
                           Please tell us how you recorded the $931,452 in your cash flow statement. It is unclear why it is not recorded in your cash flow statement or in your non-cash investing and financing activities.

RESPONSE:                  Upon reviewing our underlying worksheet in Excel, we
                           found the line containing the information in the non-cash investing and financing section was accidentally "hidden" and so did not appear when


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Mr. Kyle Moffat
Page 2
April 20, 2007


                           converted to the Edgar filing. The information was in the field. Please advise if we should amend our report for this oversight.



COMMENT 2:                 We note your response to prior comment 2. Please
                           provide us a detailed reconciliation of what is included in your cash flows from financing activities. Please note, that non-cash transactions should not be recorded in cash flows from financing activities. If they are included, please revise or advise.

RESPONSE:

                                                         Notes      Convertible
                                                       Payable       Debentures
                                                     ---------      -----------
  Cash Received:
       Cornell Capital                               $ 707,500        $ 600,000
       Other Investors                                 258,201        1,000,510
                                                     ---------      -----------
  Cash received per liquidity section of 10K         $ 965,701      $ 1,600,510
                                                     =========      ===========
  Adjustments:
  Re-class  of cash  received  as notes  re-written
  during year converted to convertible debentures    (529,081)          529,081
                                                     ---------      -----------

  Per Cash Flow Report:                              $ 174,201      $ 2,129,591
                                                     =========      ===========

   On the Statement of Cash Flow we reflected the final disposition of the cash received to facilitate tying out the opening balance of the notes and convertible debentures.

Notes to Consolidated Financial Statements
------------------------------------------

3. Summary of Significant Accounting Policies, page F-9
-------------------------------------------------------

COMMENT 3:                 We note your response to our prior comment 4.
                           However, your discussion with regards to (1) and (3) of your response focuses on billing and not revenue recognition. Please tell us your revenue recognition policy for these types of revenue and how you specifically applied EITF 00-19 to these arrangements. Your response should address if and how you determined fair value for each part of the arrangement.

Mr. Kyle Moffat
Page 3
April 20, 2007


RESPONSE:                  We  believe  that the  reference  in your  comment
                           is to EITF 00-21 and not EITF 00-19 (Accounting for Derivative Instruments).

                           Based on EITF 00-21 (Revenue Recognition With Multiple Deliverables) we recognize revenue as follows (for items (1) and (3) in our prior response):

                                1. Design, installation and sale of equipment. These activities which are typically completed at the start of a business relationship with a customer are invoiced at the time a discrete network installation is completed. Revenue is recognized at the time of billing for the costs of material, labor, or subcontracted services, plus a markup typically found on such services (10% to 40%).

                                    Additional support services provided beyond the initial design, installation, and sale of equipment are related to ongoing management and support of the network, or the providing of "help desk" customer support (call center) services. These services are provided either on a contract (term with a fixed monthly fee) basis or month to month at a negotiated rate. Revenue from such services is recognized monthly at the agreed billing rate and is recognized irrespective of how much if any service will actually be provided. The fair value of such services is based on an estimate of the cost of providing such services to each customer plus an appropriate mark up for overhead and profit.

                                2.  Services Provided to Independent Wi-Fi
                                    Service Providers. The Company is an
                                    "Alternative Services Provider" (ASP) to
                                    Independent Wi-Fi Service Providers (WISP's) offering any and all of the following services:

                                        a. Real Time Network Authentication of
                                           users to their networks.

                                        b. Credit Card capture and processing
                                           (using their merchant account)

                                        c. Management of their installed
                                           network(s)

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Mr. Kyle Moffat
Page 4
April 20, 2007


                                        d. Call Center "help desk" support
                                           services to the network owner,
                                           location provider, or the ultimate
                                           customer.

                                    A WISP may select any or all of the services offered, and may actually perform a portion of a particular service themselves. These services are provided based on a price list depending on the type of location and the services selected.

                                    In certain locations a flat monthly fee is charged in advance (monthly) based on the potential utilization of the services plus a markup. In others, the charges are billed at month end based on the number of connections to the network, the amount of time connected to the network, the measured call time utilized in the call center for a particular account or a combination of all three.

                                    When a flat fee is charged, revenue is
                                    recognized at the time of billing for the month here the services are to be provided. Costs are expensed during the month related to the revenue generated.

                                    When charges are computed at the end of the month, revenue is recognized for the month in which services were rendered. Costs associated with the services are expensed during the month related to the revenue generated.

                           In all cases, revenue is matched to the particular activity performed, in the period performed based on the costs involved with the appropriate margin added.



COMMENT 4:                 We note your response to our prior comment 7.
                           However you discuss goodwill impairment testing in conjunction with long-lived asset impairment testing.
                           Please revise to discuss long-lived asset impairment testing in accordance with SFAS 144 and goodwill and unamortized intangible asset testing in accordance with SFAS 142.

Mr. Kyle Moffat
Page 5
April 20, 2007


RESPONSE:


                           In our prior response the addition of the term "...and related goodwill" with regard to the long-lived assets assessment was inaccurate. Currently the Company does not have any goodwill recorded on its balance sheet. The reference to goodwill was improperly added.

                           All long lived assets and amortizable intangible assets are based on the fair value based on the historical and projected operating performance of business operations, the operating environment and business strategy, competitive information and market trends, and significant changes in the manner in which we use our assets.

                           During 2005, the Company completed several acquisitions and retained the services of a valuation firm to complete a SFAS 141 valuation. This evaluation was completed late in 2005, and we relied on this valuation for our year end reporting. We determined that at December 31, 2005 and through the date of our filing, there were no material changes to the assumptions used by the valuation firm The intangible assets acquired and evaluated have finite useful lives and accordingly are amortizable based on SFAS 142 paragraph 11.

                           The Company will revise the Summary of Significant Accounting Policies to include language regarding testing of impairment of goodwill and intangible assets under SFAS 142 when it determines that it applies to any assets acquired.


COMMENT 5:                 In  addition,  given  the  significance  of your
                           intangible  assets  please  provide  in  your
                           critical accounting  policies and estimates section
                           of your MD&A a sensitivity  analysis  which
                           addresses the quantitative   value  of  your
                           assumptions  and  their sensitivity  to  change.
                           Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Revise your disclosures to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.

Mr. Kyle Moffat
Page 6
April 20, 2007


RESPONSE:                  For the year ended 2005,  intangible  asset values
                           were based on the SFAS 141 evaluation completed shortly prior to yearend and utilized to set the valuation for the yearend balance sheet.
                           Insufficient time had elapsed from the valuation date until the end of the year to make any determination of changes that might apply or the sensitivity to change. In future periods the Company will provide a sensitivity analysis as part of its MD&A.



In addition pursuant to the Commission's request, the Company confirms that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please feel free to contact me.

Sincerely,

/s/ Erwin Vahlsing, Jr.

Erwin Vahlsing Jr.
CFO